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EXHIBIT 12.1
Ratio of Earnings to Fixed Charges
     The following table sets forth the Company’s consolidated ratio of earnings to fixed charges for the five years ended December 31, 2004 and the nine months ended September 30, 2005.

	Nine Months Ended
	September 30,	Year Ended December 31,
	2005	2004	2003	2002	2001	2000
			(Dollars in millions)
Earnings:
Income (loss) from continuing operations before income taxes	$417.2	$224.5	$(62.8)	$(908.7)	$1,148.1	$1,111.7
Minority interest in income of consolidated subsidiaries and preferred returns	16.8	21.4	19.4	41.8	71.7	56.8
Less: Equity earnings	(45.1)	(49.9)	(20.3)	(73.0)	(22.7)	(21.8)

Income (loss) from continuing operations before income taxes, minority interest in income and preferred returns of consolidated subsidiaries and equity earnings	388.9	196.0	(63.7)	(939.9)	1,197.1	1,146.7
Add:
Fixed charges:
Interest accrued, including proportionate share from equity-method investees	513.4	841.5	1,298.3	1,172.4	700.8	629.5
Rental expense representative of interest factor	15.0	19.7	26.7	23.8	23.8	23.1
Preferred distributions	—	—	47.8	58.1	95.7	71.6

Total fixed charge:	528.4	861.2	1,372.8	1,254.3	820.3	724.2
Distributed income of equity investees	68.1	60.5	21.5	81.3	50.9	27.4
Less:
Capitalized interest	(4.3)	(6.7)	(45.5)	(27.3)	(36.9)	(32.1)
Preferred distributions	—	—	(47.8)	(58.1)	(95.7)	(71.6)

Total earnings as adjusted	$981.1	$1,111.0	$1,237.3	$310.3	$1,935.7	$1,794.6

Fixed charges	$528.4	$861.2	$1,372.8	$1,254.3	$820.3	$724.2

Ratio of earnings to fixed charges	1.86	1.29	—(a )	—(a )	2.36	2.48

(a)	Earnings were inadequate to cover fixed charges by $135.5 million and $944.0 million for the years ended December 31, 2003 and 2002, respectively.